Neuronetics, Inc.

3222 Phoenixville Pike

Malvern, Pennsylvania 19355

April 8, 2026

VIA EDGAR

Margaret Sawicki

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Neuronetics, Inc.

Registration Statement on Form S-3 (File No. 333-294382)

Dear Ms. Sawicki,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neuronetics, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-294382), to 4:00 p.m., Eastern Time, on April 10, 2026, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Brian D. Short of Ballard Spahr LLP at (215) 864-8230.

Very truly yours,
Neuronetics, Inc.

By:	/s/ W. Andrew Macan
Name:	W. Andrew Macan
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary